ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

4 July 2011

Allied Gold Limited

REMOVAL FROM OFFICIAL LIST

The securities of Allied Gold Limited (the "Company") will be removed from the official list of ASX Limited from the close of trading on Monday 4 July 2011, at the request of the Company, pursuant to listing rule 17.11, following the admission of Allied Gold Mining PLC, the successor entity of the Company, to the Official List.

Allied Gold Mining PLC is to retain the code ALD.

Kerrie Papamihail
Assistant Manager, Listings (Perth)